 Michael J. Choate

Direct:  312-836-4066

Facsimile:  312-275-7554

E-mail:  mchoate@shefskylaw.com

In Reference to:

025285-00035

October 29, 2008

Via Federal Express and EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549

Re:

Inland Real Estate Corporation

File No. 1-32185

Form 10-K for the year ended December 31, 2007 (the “10-K”)

Filed February 29, 2008

Dear Mr. Woody:

We are writing on behalf of our client, Inland Real Estate Corporation (the “Company”), in response to comments contained in your correspondence dated October 15, 2008.  The headings and paragraph numbers below from the Company’s 10-K correspond to the headings and page numbers referenced in your letter.  In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation and Allocation of Investment Properties, page 39

1.

It appears that you amortize below market leases over the average lease terms of the respective leases.  For below market leases, please tell us whether you have considered the fixed renewal options of such leases, if applicable.  Please also clarify your methodology in future filings.

Response:  The Company states on page 40 of its 10-K that “[t]he value of the acquired above and below market leases is amortized over the life of the related leases as an adjustment to rental income” and later on the same page that the “value of [an] acquired in-place lease is amortized over the average lease term as a component of amortization expense.”  The Company does not amortize the value of below market leases over the average lease terms.  Rather, the Company amortizes the value of each below market lease over the life of that lease. This methodology will be clarified in future filings, as follows:  “The values of the acquired above and below market leases are amortized over the life of each respective lease as an adjustment to rental income.”  The Company does consider the fixed renewal options of below market leases when calculating below market lease intangibles and will clarify this in future filings.

Results of Operations, page 46

2.

We note your disclosure of property net operating income, a non-GAAP financial measure, for your “same store” and “other” investment properties.  Please tell us, and include in future filings, how management analyses the operating performance of same store properties in evaluating the overall portfolio, and why this information is considered meaningful.  Further, in future filings, please prominently note that property net operating income is a non-GAAP financial measure.  Refer to Item 10(e) of Regulation S-K.

Response:  The Company states on page 47 of its 10-K that it is setting forth “a table that presents the operating results, broken out between ‘same store’ and ‘other investment properties,’ . . . for the years ended December 31, 2007, 2006 and 2005 along with reconciliation to income from continuing operations, calculated in accordance with U.S. GAAP.” (emphasis added)  The Company will more prominently note, in future filings, that property net operating income is a non-GAAP financial measure.

The Company explains how management analyzes the operating performance of same store properties in evaluating the overall portfolio and why this information is meaningful on pages 46 and 82 of the 10-K.  On page 46, the Company explains that calculating property net operating income on a same store basis “allows management to monitor the operations of our existing properties for comparable periods to measure the performance of our current portfolio.”  The Company continues by explaining that segregating recently acquired properties from “same store” properties allows it “to determine the effects of our new acquisitions on net income.”  On page 82 in note 15 regarding “Segment Reporting,” the Company further explains that it “assesses and measures operating results on an individual property basis for each of its investment properties based on property net operating income” and that “management internally evaluates the operating performance of the properties as a whole and does not differentiate properties by geography, size or type.”  In accordance with your request, the Company will include the following additional disclosure in future filings regarding the use of net operating income as an indicator of the effectiveness of its property management:

Net operating income is also meaningful as an indicator of the effectiveness of the Company’s management of properties because net operating income excludes certain items that are not reflective of management, such as depreciation and interest expense.

Non-GAAP Financial Measures, page 53

3.

We note your disclosure of EBITDA as a non-GAAP financial measure.  Please tell us, and include in future filings, how management uses EBITDA in evaluating financial performance and why the presentation of this performance measure provides meaningful information to investors.  Refer to Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

Response:  The Company explains on pages 34 and 54 of its 10-K that management uses EBITDA in evaluating financial performance to “more accurately assess the performance of our portfolio.”  The Company explains that EBITDA is meaningful because EBITDA “exclude[s] depreciation and amortization expenses,” which “may not be indicative of our operating performance.”  The Company reiterates the use and meaningfulness of EBITDA on each of those pages:  “[b]y excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure.”  The Company will elaborate upon the uses and meaningfulness of EBITDA in future filings by including the following additional disclosure:

The Company believes EBITDA is an important supplemental measure because the Company utilizes EBITDA to calculate its interest expense coverage ratio, which equals EBITDA divided by total interest expense.  The Company believes that including EBITDA and thereby excluding the effect of non-operating expenses and non-cash charges, all of which are based on historical cost and may be of limited significance in evaluating current performance, facilitates comparison of core operating profitability between periods and between REITs, particularly in light of the use of EBITDA by a seemingly large number of REITs in their reports on forms 10-Q and 10-K.  The Company believes that investors should consider EBITDA in conjunction with net income and the other required GAAP measures of its performance to improve their understanding of the Company's operating results.

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Organization and Basis of Accounting, page 66

4.

We note that the Company uses third party appraisals as the primary basis for allocating purchase price.  Please provide to us and disclose the nature and extent of each appraisal firm’s involvement in your decision marking process.

Response:  In assessing the fair value of real estate assets, the Company utilizes a variety of available information, including third party appraisals and many other inputs, including other available market information, to determine its estimate of the fair value allocable to land, building and improvements and intangibles, if any. The Company does not place full reliance on any one factor in conducting its assessment. The Company takes complete responsibility for its determinations and allocations of purchase price presented in the financial statements. Accordingly, the Company does not consider any of its third party appraisers to be experts upon which it unreservedly relies; rather, the third party appraisals are simply used as part of the Company’s due diligence to assist it in making its own allocations and appraisals.  The third party appraisals are only used to assist in determining the fair value of the land. The Company allocates the remaining purchase price of each acquired investment property in accordance with FASB Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations.

In order to clarify the role of third party appraisals in the Company’s total allocation of purchase price, the Company will modify its disclosure in future filings as follows:

Purchase price allocations are based on the Company’s estimates.  In some circumstances the Company engages independent real estate appraisal firms to provide market information and evaluations that are relevant to the Company’s purchase price allocations; however, the Company is ultimately responsible for purchase price allocations.

 (3) Unconsolidated Joint Ventures, page 72

5.

Given that you have an 85% ownership interest in Pine Tree Institutional Realty, LLC, explain to us how you determined that it would not be necessary to consolidate this entity.  Please cite relevant accounting literature relied upon in your response.

Response:  The Company considers FASB Interpretation No. 46R (Revised 2003): “Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51” (“FIN 46R”), EITF 04-05: “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” and SOP 78-9: “Accounting for Investments in Real Estate Ventures,” to determine the method of accounting for each of its partially-owned entities.  In instances where the Company determines that a joint venture is not a VIE, it first considers EITF 04-05.  The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner is a matter of judgment that depends on facts and circumstances.  If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights, the presumption of control of the limited partnership by the general partner is overcome, and as such the general partner need not consolidate the limited partnership.

The Company is entitled to 85% of the profits and losses from Pine Tree – Inland Development I, LLC, a joint venture (the “Joint Venture”) between the Company and Pine Tree Institutional Realty, LLC (the “Pine Tree Member”); however, the limited liability company agreement between the Joint Venture members provides for shared control of the decision making process.  Specifically, an affiliate of the Pine Tree Member is the manager of the Joint Venture.  Subject to the provisions of an annual plan for each property, the manager has the sole and exclusive right and authority to manage, control and conduct the affairs of the Joint Venture and generally will make the decisions affecting the affairs and business of the Joint Venture other than what are defined as major decisions.  The manager may be removed only under limited circumstances, in sum only for cause.  Major decisions and the annual plan must be approved by an executive committee comprised of an equal number of members appointed by the Company and the Pine Tree Member.  Essentially, for the executive committee to act, a majority of the committee members voting, including at least one member of the committee appointed by the Pine Tree Member, must approve the action.  The executive committee also must approve properties before the manager may acquire them for the Joint Venture.  Based on the Pine Tree Member’s control over the manager and the Pine Tree Member’s ability to approve actions through its equal representation on the Joint Venture’s executive committee, the Company has determined that the Pine Tree Member has substantive participating rights in the joint venture.

The Company determined that the Joint Venture is not considered a VIE as defined in FIN 46R because the Joint Venture has sufficient equity, the equity members make all decisions about the Joint Venture’s activities, and, although the voting rights of the investors are not proportional to their obligations to absorb the expected losses of the entity, substantially all of the Joint Venture’s activities are not conducted on behalf of an investor that has disproportionately few voting rights.  Based on the provisions of the operating agreement as stated above, both members have substantive participating rights and shared control of the Joint Venture.  Because neither the Company nor the Pine Tree Member controls the Joint Venture, the Company concluded that the equity method of accounting was appropriate.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form 10-K.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

MJC/kxl/1100167_6

cc:

Mark E. Zalatoris

Brett A. Brown